FOUNDED 1933

July 3, 2002

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

02042547

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Frutarom Trust Ltd.

Date	Amount	Rate
May 15, 2002	15,000	521
May 6, 2002	2,450	516
May 5, 2002	5,000	543

After these transactions, Frutarom Trust Ltd. holds 901,994 shares which is 2.1978% of the share capital.

Sincerely yours,

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

dlw 7/16

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF ICC INDUSTRIES INC.

July 1, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the appointment of new auditors

Notice is hereby given regarding the appointment and replacement of the Company's auditors in accordance with the decision of the Annual General Meeting of the shareholders in the Company held on June 30, 2002:

The offices of H. Millner and Partners will no longer act as the Company's auditors as of June 30, 2002. To the Company's best knowledge, this is not related to any reasons that should be brought to the attention of the shareholders.

The offices of Kesselman & Kesselman, 1 Nathanson Street, Haifa, are appointed as the Company's auditors for the year 2002. To the Company's best knowledge, neither the auditor nor his partner are interested parties, senior officeholders or related to interested parties or senior officeholders in the Company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

July 1, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the Resignation of a Director

1. Name: Israel Ben Yehuda
2. I.D. #07752140
3. Date of resignation: July 1, 2002
4. To the best of the Company's knowledge, Mr. Ben Yehuda's resignation is not related to any reasons that should be brought to the attention of the shareholders.
5. Following his resignation, Mr. Ben Yehuda is no longer an interested party in the Company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

July 1, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Frutarom Industries Ltd., Public Company 52-004280-5
Immediate Report on Call for a Special General Meeting

This is to advise that the Board of Directors of Frutarom Industries Ltd. (hereinafter: "the Company") has today, July 1, 2002, called for a Special General Meeting of the Company to be held on Thursday, July 25, 2002 at 15:00, at the Company's offices at 32 Pinchas Rosen St., Herzlia.

Agenda

1. Distribution of a dividend
   a. Distribution of a dividend to the Company's shareholders, in accordance with the Board of Directors' recommendation, in the amount of NIS 6,853,906 (NIS 0.167 per share).
   b. The date to serve for the purpose of determining the shareholders entitled to receive the dividend (hereinafter: "the Record Date") is hereby set at August 6, 2002. The trading ex dividend date will be August 7, 2002. The date on which the dividend will be paid (hereinafter: "the Payment Date") will be August 20, 2002.
   c. Registered shareholders entitled to a dividend of less than NIS one hundred (100), will not be sent a check. The total amount of the dividend due to such shareholders will be held by the Company for a period of 12 months from the date on which the dividend is declared. Following the 12 months stated, the Company will be entitled, at the discretion of the Board of Directors, to invest or use the amount that remains unclaimed to the Company's benefit, as it sees fit. Unclaimed dividends will not accrue any interest or linkage whatsoever.
   d. Dividends due to registered shareholders who are not citizens of Israel will be paid in US dollars, according to the known exchange rate on the day of payment.
2. Changes to Clauses 56 (IV) and 101 of the Company's Articles of Association, so as to authorize the Board of Directors to declare a dividend to the Company's shareholders, as follows.

56. ....

IV. Routine business shall include only business of the following classes transacted at an Annual General Meeting, that is to say:

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

(a) *Considering and adopting the accounts, the reports of the Directors and Auditors, and other documents required to be annexed to the accounts;*
(b) *Appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed;*
(c) *Appointing or reappointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.*

101. The Directors may declare dividends and fix the time of payment to Members according to their rights and interests.

Required Quorum

The quorum required to approve the decisions as detailed is a regular majority of the total shareholders in the Company present and voting at the General Meeting.

Eligibility

1. In accordance with Section 182 of the Companies Regulation, any person who is a shareholder in the Company as of July 18, 2002 (hereinafter: "the Determination Date") will be entitled to vote at the General Meeting.
2. In accordance with the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting) – 2000 (hereinafter: "the Voting Regulations") a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange Ltd. and whose shares are included in the shares listed in the shareholders list in the name of the Registration Company, and who is interested in voting at the General Meeting, will present the Company with a certificate regarding his ownership of the shares at the Determination Date, in accordance with stated Voting Regulations.
3. A shareholder is entitled to vote in person, or by a proxy, according to law, on condition that a suitable power of attorney will be deposited at the Company's registered offices no later than 15:00 on July 23, 2002. If no specific instructions are given, the authorized proxy will be entitled to vote at his own discretion.

If a legal quorum is not present within one half hour of the time determined for beginning the Meeting, the Meeting will be postponed for the same day, one week later and at the same hour, in the same place.

The proposed decision may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, from July 4 and until the time of the meeting, Sundays-Thursdays during normal office hours.

Sincerely yours,

Tamar Brand Shamir, Adv.
Company Secretary

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE YEAR ENDING MARCH 31, 2002

General

During the first quarter of 2002, Frutarom Industries Ltd. ("Frutarom" or "the Company") continued to successfully implement its strategy of combining natural growth in its core business with acquisitions of business and knowhow in key fields of activity and strategic geographical areas. The activities acquired in 2001 were integrated, and the process of strengthening activities in existing locations continued. In line with this, during the quarter Frutarom expanded the activity of its subsidiary in the Ukraine and established a new subsidiary in Kazakhstan. Both of these are promising regions with a high growth level, and consumption of processed foods is growing at a higher than average rate in comparison with other regions. The Company estimates that this activity will yield results in the coming quarters and years.

Frutarom is a multinational company with significant production and development centers on three continents, and the Company markets its products to 70 countries worldwide.

Frutarom's sales rose 12.1% this quarter to reach NIS 126.4 million (US$ 27.1 million). Gross profit rose 10.1% to NIS 40.2 million (US$ 8.6 million). The Company's operating profit rose 9.4% to reach NIS 14.1 million (US$ 3.0 million), profit before tax rose 24.0% to NIS 12.3 million (US$ 2.6 million), and net profit rose 24.2% to NIS 8.2 million (US$ 1.8 million).

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields and locales in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in its field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™). Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry. Through a cooperation agreement between the Company and Ben Gurion University, Frutarom produces and markets natural products from algae according to knowhow developed at the University. Through its subsidiary,

Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, functional food, food additives, pharmaceutical, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the US, UK, China and Turkey. Frutarom's products are sold on five continents and in over 70 countries. The Company's international marketing organization includes its marketing branches in Israel, the US, the UK, France, China, Russia, Ukraine, Turkey, Brazil, Kazakhstan, Singapore, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 12.1% during the first quarter of 2001 to total NIS 126.4 million (US$ 27.1 million) compared with NIS 112.7 million (US$ 24.1 million) in 2001 (NIS 102.3 million or US$ 21.9 million in 2000).

This growth in sales is mainly the result of:

A. Growth in Frutarom UK's activity following consolidation of the activity of the two divisions purchased from CPL Aromas in February 2001 with Frutarom's overall activity in the UK and the world.
B. Continued growth in the Compounds Division, the more profitable of the Company's varied activities, due to the strengthened activity of most of Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen the Compounds Division at all of its sites in the coming years, and regards this Division as a central element in its development strategy for the coming years.
C. Sales of raw materials in the peptides field (ArtChem) to the pharmaceutical industry, mainly through a supply contract with a global leader in this industry. Frutarom will continue to invest in this growing field and expects its activity to expand significantly.

The Company's activity is seasonal, with lower sales in the third and especially the fourth quarters than in the first two. This seasonality is caused by the fact that a substantial portion of Frutarom's products are intended for the beverage and ice cream industries, whose products are consumed less in winter than in summer. The Company is acting to reduce this influence on the results of its activity.

Sales Development: First Quarter 2000–2002 (US$ millions)


30
25
20
15
10
5
0
21.9
24.1
27.1
2000
2001
2002

Frutarom's gross margin rose 10.1% during the first quarter of 2002 to reach NIS 40.2 million (US$ 8.6 million) compared with NIS 36.5 million (US$ 7.8 million) in 2001 and NIS 28.7 million (US$ 6.1 million) in 2000. The increase in profit results mainly from higher sales. Frutarom will continue to work at maintaining this positive trend in profitability through:

A. Continued growth in sales in the core activities of both divisions.
B. Continuing the accelerated increase in the Compounds Division's relative portion in the Company's sales, due to its higher profitability.
C. Introducing new, relatively high value added products to the Fine Ingredients Division's production and marketing organizations. Success in introducing these products contributed to lessening the impact of the significant price erosion and sharpened competition in some raw materials, particularly synthetic aroma chemicals, produced by the Division.

Profit and Profitability Development: First Quarter 2000–2002 (in US$ millions)


6.1
7.8
8.6
Gross Profit
2.2
2.7
3
Operating Profit
1.3
1.4
1.8
Net Profit
2000
2001
2002

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

Selling, administration and general expenses for the first quarter totaled NIS 26.1 million (US$ 5.6 million) compared with NIS 23.7 million (US$ 5.1 million) during the same quarter in 2001. The increase in expenses results mainly from the addition of the business activity acquired from CPL during the first quarter of 2001. This acquisition expands and enlarges the infrastructure and geographical spread of Frutarom's global business activity, and strengthens its activity in developing areas.

Operating profit continued rising during the first quarter of 2002, as in previous years, and reached NIS 14.4 million (US$ 3.0 million) compared with NIS 12.8 million (US$ 2.8 million) for the first quarter of 2001 and NIS 10.5 million (US$ 2.3 million) for the same period in 2000.

Finance expenses for the quarter amounted to NIS 1.8 million (US$ 0.4 million) compared with NIS 2.9 million (US$ 0.6 million) during the same quarter in 2001. This decrease derives mainly from the positive influence of lower global interest rates, which reduced the average interest rate during the first quarter of 2002 compared with 2001. Higher devaluation expenses in some target countries during the first quarter of 2001 compared with the same quarter in 2002 also played a role in causing finance expenses to decrease during the period.

Profit before tax for the first quarter of 2002 rose 24.0% to NIS 12.3 million (US$ 2.6 million) compared with NIS 9.9 million (US$ 2.1 million) during the same quarter.

Tax on income for the first quarter of 2001 totaled NIS 4.1 million (US$ 0.9 million) (33.1% of profit before tax) compared with NIS 3.3 million (US$ 0.7 million) (33.2% of profit before tax) during the same quarter.

Net profit for the quarter grew 24.2% to NIS 8.2 million (US$ 1.8 million) during the same quarter. Profit continued to grow in line with the positive growth trend, as seen in previous quarters.

III. Financial Status

Total assets on March 31, 2002 amounted to NIS 420.6 million (US$ 90.1 million) compared with NIS 413.7 million (US$ 88.6 million) at the end of 2001 and NIS 426.6 million (US$ 91.4 million) at the end of the same quarter in 2001.

A. Current Assets

The Company's current assets totaled NIS 235.3 million (US$ 50.4 million) compared with NIS 254.9 million (US$ 54.6 million) during the same quarter. The decrease was achieved during a period of growing sales by improving collection (the receivables balance stood at NIS 107.3 million or US$ 23.0 million, down NIS 6.3 million or US$ 1.3 million) and by reducing inventories, which at the end of the period were NIS 105.2 million (US$ 22.5 million), down NIS 16.3 million (US$ 3.5 million).

B. Fixed Assets

Fixed assets minus accumulated depreciation totaled NIS 149.4 million (US$ 32.0 million), up NIS 8.7 million (US$ 1.9 million) compared with the same quarter in 2001.

IV. Liquidity

During the first quarter of 2002, cash flow from operating activity reached NIS 5.0 million (US$ 1.1 million), which was used to invest in fixed assets and to reduce loans, compared with a deficit of NIS 22.9 million (US$ 4.9 million) during the same quarter in 2001. During the first quarter of 2001, current cash flow was influenced by the CPL activity and assets acquisition in the UK.

V. Sources of Finance

A. Equity

Equity at March 31, 2002 totaled NIS 168.9 million (US$ 36.2 million) (40.1% of the total balance sheet). The Company's equity rose NIS 7.8 million (US$ 1.7 million), mainly due to the period's profit.

B. Long Term Loans (Including Current Maturities of Long Term Loans)

The average scope of long term credit from banks totaled NIS 125.7 million (US$ 26.9 million). During the same quarter in 2001, the Company had NIS 98.4 million (US$ 21.1 million) at its disposal.

C. Short Term Loans (Excluding Current Maturities of Long Term Loans)

The average scope of short term credit from banks totaled NIS 18.7 million (US$ 4.0 million). During the same period in 2001, the Company had NIS 22.2 million (US$ 4.7 million) at its disposal.

D. Credit From Suppliers and Customers

The average scope of credit from suppliers and other creditors was NIS 93.8 million (US$ 20.1 million) (NIS 94.1 million or US$ 20.2 million during the same period in 2001). During the report period, Frutarom granted average credit of NIS 101.6 million (US$ 21.8 million) to receivables (NIS 108.8 million or US$ 23.3 million during the same period in 2001).

VI. Disclosures about Market Risk

A. General

The Company's activity is characterized by considerable dispersion. Through its two Divisions, the Company produces thousands of products intended for hundreds of customers worldwide, using hundreds of raw materials purchased from a wide range of suppliers throughout the world. As stated, the Company

is not substantially dependent on any one supplier or customer, nor on any of its products.

B. Market Risk Management

The Chief Financial Officer, Mr. Alon Granot, is responsible for managing market risk as relates to exchange rates and interest. The Managers of the two Divisions, Mr. Yuval Levy and Mr. Malachi Alper, are responsible for managing market risk as it relates to changes in raw material prices. The Company's Management and Board of Directors are updated on significant changes in the Company's exposure to various risks, and conduct discussions as needed.

C. <u>Description of Market Risk</u>

1. <u>Raw Material Price Risks</u>

Many of the raw materials used by the Company are natural products which are seasonal. The Company purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Company does not normally make futures transactions.

The Company is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Company's Purchasing Department maintains an ongoing follow-up on material prices. Selling prices of the Company's products are adjusted, as needed and as possible, to significant and lengthy fluctuations in raw material prices.

2. <u>Currency Risks</u>

Most of the Company's sales worldwide are conducted in US dollars. Some, following the CPL acquisition, are in Pounds Sterling. A negligible amount is in European currencies to some European countries (mainly the Euro). In Israel, sales are in NIS. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. NIS sales to customers generally exceed NIS purchases from suppliers, resulting in currency exposure when the NIS is devalued against the US dollar, as happened during the last quarter of 2001. Currency exposure is reviewed at least on a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations.

3. <u>Interest Risk</u>

Most of the Company's loans, short and long term, are US dollar linked and bear variable Libor interest. (Recently a loan was taken in Pounds Sterling to finance the CPL acquisition.) The Company's policy is not to

take protective steps against possible interest rises. The terms of some of the Company's loans allow it to repay loans and occasionally change the loan currency and interest rates based on its own judgement and changing market conditions.

At the date of the balance sheet the Company did not hold securities derivatives.

D. The Company's Policy Regarding Risk Management

1. The organization attempts to reduce currency exposure, whether economic or accounting, by balancing commitments and assets in each of the various main currencies used by each of Frutarom's companies.

2. The Chief Financial Officer is responsible for managing the Company's currency exposure. The Company's policy does not determine any limit, quantity-wise, for the exposure described above. The exposure level is checked on a regular basis by the Company's accounting department. The Managers of the Divisions are responsible for managing market risk as it relates to changes in raw material prices. Ongoing follow up is conducted in this area and there is no limit, quantity-wise. Unusual occurrences, such as sharp devaluation trends in any of the target countries or price change trends in important raw materials that may influence the Company's activity, are reported to the Board of Directors.

The Company does not limit its risk through hedging or selling short.

In 2001 and the report period there were no changes to the risk management policy.

E. Supervision of Risk Management Policy and its Implementation

Discussions on implementation of the risk management policy as relates to currency exposure are conducted by the accounting department once each month, and once each quarter by the Company's management. The Chief Financial Officer reports to the Board of Directors at the end of each year on this subject. Exposure to raw material prices is checked by the purchasing department and management of the Divisions on a regular basis and the Board of Directors receives reports as the situation requires.

In 2001 and the report period there were no significant deviations from the planned policy. The Company does not use financial instruments for its own protection.

F. Linkage Basis Report (in US$ 000)

Consolidated Balance Sheets by Main Currencies
As at March 31, 2002 (US$ 000)

	US$	NIS	GBP	Other monetary items	Non monetary items	Total
Assets						
Cash	14	558	656	391		1,619
Customers	10,182	6,054	4,437	924		21,597
Other debtors	939	988	946	312		3,185
Inventory					22,198	22,198
Investments					0	0
Fixed assets					32,290	32,390
Other assets					7,735	7,735
	11,135	7,600	6,039	1,627	62,223	88,624
Liabilities						
Current maturities	2,163	0	2,899	0		5,062
Overdraft	2,930	42	0	485		3,457
Suppliers	7,219	966	2,776	781		11,742
Other creditors	3,898	3,076	1,586	90		8,650
Parent company	59	0	0	0		59
Long term debt	17,147	0	6,087	0		23,234
Employee retirement rights	402	0	0	0		402
Deferred taxes					1,522	1,522
	33,818	4,084	13,348	1,356	1,522	54,128
Net Assets (Liabilities)	**(22,683)**	**3,516**	**(7,309)**	**271**	**60,701**	**34,497**

There have not been any changes in the linkage basis as at March 31, 2002.

VII. External Influences

There have not been any changes since the Directors Report issued for the period of January to December 2001.

The Board of Directors of the Company held one meeting during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Ariel Ginsburg
Member of the Board

Ori Yehudai
President & CEO
Member of the Board

May 12, 2002

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202